Filed Pursuant to Rule 424(b)(3) Registration No. 333-180535

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 16, 2012)

GEOVAX LABS, INC.

We are reducing the exercise price of certain of our outstanding Series B Common Stock Purchase Warrants to purchase up to an aggregate of 2,933,333 shares of our common stock.  The Series B Common Stock Purchase Warrants, which we refer to as the Series B Warrants, were issued in connection with the private placement of our Series A Convertible Preferred Stock that closed on March 21, 2012.  The exercise price for all of the Series B Warrants was reduced from $0.75 to $0.60 per share.  The exercise prices for the Series A Common Stock Purchase Warrants and Series C Common Stock Purchase Warrants that were issued concurrently with the Series B Warrants did not change.

Each holder of the Series B Warrants executed a Reset Offer agreement on January 17, 2013 with respect to the reduction of the exercise price of the Warrants.  In consideration for the reduction of the exercise price, the holders of the Series B Warrants agreed to immediately exercise 1,766,667 of the Series B Warrants for cash; and the expiration date of the Series B Warrants with respect to the remaining shares subject to the Series B Warrants was extended from March 21, 2013 to May 21, 2013.

In addition, we and the holders of Series B Warrants to purchase an aggregate of 2,666,666 shares (prior to exercise) agreed to increase the beneficial ownership limitation contained in their Warrants to 9.99% from 4.99%.

This prospectus supplement should be read in conjunction with our prospectus dated April 16, 2012.

Investing in our securities involves a high degree of risk and the purchasers of the securities may lose their entire investment.  See “Risk Factors” included in our prospectus dated April 16, 2012 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 17, 2013.

RECENT DEVELOPMENTS

Therapeutic HIV/AIDS Vaccine

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Our ongoing Phase 1/2 “treatment interruption” clinical trial, investigating the use of our vaccines for treatment of individuals already infected with HIV, completed enrollment at the end of 2012. This trial is designed to assess whether our vaccine is safe and immunogenic (i.e. induces immune responses) in individuals who have controlled their infections using oral drug medication.  Following vaccination, the trial includes a short period of drug-interruption to evaluate the ability of the vaccine to control the infection in the absence of continuing drug therapy. We anticipate having meaningful data of this program later this year.

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Planning is underway for our second therapeutic trial to begin in mid-2013. This Phase 1 trial will investigate the use of our vaccines in combination with standard-of-care drug therapy in HIV-positive young adults. We expect this trial to be conducted by the International Maternal Pediatric Adolescent AIDS Clinical Trial Group (IMPAACT), a program supported by the National Institutes of Health (NIH). Because of the mechanisms by which current oral drugs work, if the virus is in latent phase (non-replicating), the drugs are not effective, thus it is impossible to totally eradicate the virus. There is hope for a combination approach using the patient’s own immune system stimulated by the vaccine, together with oral drugs to eradicate the virus—thereby potentially offering a cure.

Preventive HIV/AIDS Vaccine

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The Phase 2a trial (HVTN 205) of our preventive HIV/AIDS vaccine has been completed. Results of this trial were presented in September by the HIV Vaccine Trials Network (HVTN) at the AIDS Vaccine 2012 Conference in Boston. HVTN 205 confirmed our Phase 1 results, with our vaccines demonstrating an excellent safety profile and reproducible T cell and antibody immune responses. We expect formal publication of the full study results in mid-2013.

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Patient enrollment was completed in December for the Phase 1 trial testing the safety of our second-generation preventive HIV/AIDS vaccine. Preclinical testing of this vaccine yielded superb results, with a 90 percent reduction in infection (per exposure) which translated to 70 percent of vaccinated animals being protected against 12 repeated, highly virulent, rectal challenges with a simian homolog of HIV. Based on these results, this is the version of our vaccine we plan to take directly into a Phase 2 efficacy trial in high-risk individuals. We expect the Phase 1 trial to be completed in the second half of 2013, setting the stage for a Phase 2 trial.

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Discussions and planning with the HVTN for the multistage Phase 2 efficacy trial are underway. We expect the study protocol to be developed this year, with trial commencement in 2014. GeoVax has the only vaccine currently being considered for efficacy trials in the Americas, which will give GeoVax a leadership position in developing a preventive vaccine for the clade B version of the virus prevalent in North and South America, Europe, Australia and Japan. One of our major goals for 2013 is to solidify the consortium of government and third-party financial support of this trial.

Financing and Corporate Development

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In addition to the clinical trial support from HVTN (funded by the NIH), our vaccine programs have been supported by direct grants to GeoVax from the NIH. Most recently, the NIH awarded us a grant of $1.9 million to begin the extension of our vaccine technology to cover clade C HIV infections. This brings our total grant support from the NIH to $22.2 million during the past five years.

•	Generous non-dilutive funding through government support does not cover all the costs for development of a vaccine. Fundraising continues to be a primary management focus for the coming year.
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We recently began a formal outreach program for discussions with larger pharmaceutical and biotech companies about potential collaborations with us on the commercialization of our vaccines. At this point, our objective with this program is to build the relationships and establish dialogue that may result in a future transaction.